1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

March 5, 2020

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Credit Income Fund

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

File No. 333-235513

Goldman Sachs Real Estate Diversified Income Fund

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

File No. 333-235514

Dear Mr. Ellington:

This letter responds to comments that you provided to me and Alexander C. Karampatsos of Dechert LLP during a telephonic discussion on February 26, 2020 with respect to your review of the Pre-Effective Amendments No. 1 (the “Amendments”) to the combined proxy statements/prospectuses on Form N-14 (the “Registration Statements”) relating to the proposed reorganization of each of Resource Credit Income Fund and Resource Real Estate Diversified Income Fund with and into Goldman Sachs Credit Income Fund (the “Credit Fund”) and Goldman Sachs Real Estate Diversified Income Fund (the “Real Estate Fund,” and, together with the Credit Fund, the “Acquiring Funds”), respectively, filed with the U.S. Securities and Exchange Commission on February 19, 2020. The Acquiring Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statements on their behalf. Capitalized terms have the meanings attributed to such terms in the Amendments.

On behalf of the Acquiring Funds, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: The expense example figures for Class A shares of the Acquiring Funds are lower than the amounts calculated by the Staff. Please confirm or revise the figures.

Response: The Funds hereby confirm the accuracy of the expense example figure for Class A shares of the Acquiring Funds. The Funds respectfully note that, in calculating the expense example figures for Class A shares, the Funds did not apply any contingent deferred sales charges. The Funds note that a contingent deferred sales charge would only apply to purchases in excess of $1 million, as disclosed in the Shareholder Guides, whereas the Expense Example assumes an investment of $1,000 of Shares of the Fund. The Funds further note that a $1,000,000 investment in Class A shares would be subject to a maximum overall sales charge of 1.50%, which would result in a lower expense amount for each $1,000 increment of the $1,000,000 investment than the expense amount of a separate $1,000 investment. Each Fund will add disclosure to the Fund’s fee table to clarify the application of Class A’s contingent deferred sales charge.

Mr. Ellington
March 5, 2020

2.

Comment: In the “Other Important Information Concerning the Reorganization – Fund Securities” section of each Acquiring Fund’s combined proxy statement/prospectus, the disclosure indicates that each combined Fund will incur brokerage and other transaction costs after the Reorganization in connection with the purchase and sale of securities to realign the combined Fund’s investment portfolio. Please also disclose (i) the approximate percentage of each combined Fund’s portfolio that is expected to be realigned; and (ii) the realignment’s estimated impact on capital gain distributions in per share amounts.

Response: The Acquiring Funds hereby undertake to include the following disclosure in the final combined proxy statements/prospectuses sent to shareholders:

Credit Income Fund

It is currently expected that a portion of the combined Fund’s portfolio assets (approximately 9.7%) will be sold after the consummation of the Reorganization, which may result in the combined Fund realizing capital gains. As of January 31, 2020, this portion of the portfolio has unrealized capital gains of approximately $150,000 or $0.01 per share. However, shareholders generally would not recognize a gain or a loss for federal income tax purposes until a fund distributes its net realized capital gains, if any, at the end of the year. Therefore, it is not possible at this time to provide an estimate of the gain or loss to be recognized by the combined Fund for federal income tax purposes in connection with the realignment of the combined Fund’s portfolio. Shareholders of the combined Fund will generally be taxed on any resulting capital gain distributions unless shares are held through a tax-deferred arrangement.

Real Estate Fund

It is currently expected that a portion of the combined Fund’s portfolio assets (approximately 5.1%) will be sold after the consummation of the Reorganization, which may result in the combined Fund realizing capital gains. As of January 31, 2020, this portion of the portfolio has unrealized capital gains of approximately $2,724,000 or $0.08 per share. However, shareholders generally would not recognize a gain or a loss for federal income tax purposes until a fund distributes its net realized capital gains, if any, at the end of the year. Therefore, it is not possible at this time to provide an estimate of the gain or loss to be recognized by the combined Fund for federal income tax purposes in connection with the realignment of the combined Fund’s portfolio. Shareholders of the combined Fund will generally be taxed on any resulting capital gain distributions unless shares are held through a tax-deferred arrangement.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Mr. Ellington
March 5, 2020

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP